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Pricing Supplement No. K61
To the Underlying Supplement dated March 25, 2009,
Product Supplement No. AK-I dated March 25, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 July 7, 2009

$8,727,000 Buffered Accelerated Return Equity Securities due July 12, 2012 Linked to the iShares® MSCI Emerging Markets Index Fund

General

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The securities are designed for investors who seek a return linked to the performance of the iShares® MSCI Emerging Markets Index Fund. If the Final Level of the Underlying is greater than 145% of the Initial Level, investors will be entitled to receive a leveraged return based on the performance of the Underlying, subject to the Underlying Return Cap. If the Final Level of the Underlying is greater than or equal to 80% of the Initial Level, investors will be entitled to receive a fixed return of 45%. Investors should be willing to forgo interest and dividend payments and, if the Final Level of Underlying is less than 80% of the Initial Level, be willing to lose their entire investment. Any payment at maturity is subject to the ability of the Issuer to pay its obligations as they become due.

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Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing July 12, 2012†.

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Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.

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The securities priced on July 7, 2009 (the "Trade Date") and are expected to settle on July 10, 2009. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse, acting through its Nassau Branch
Underlying:
The iShares® MSCI Emerging Markets Index Fund (the "Underlying"). For information about the Underlying, see "The Funds—The iShares® Funds—The iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement.
Upside Participation Rate:	150%
Underlying Return Cap:	74.90%
Fixed Payment Percentage:	45%
Redemption Amount:
You will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below.
Underlying Return:	•	If the Final Level is greater than 145% of the Initial Level, the Underlying Return will be calculated as follows, subject to the Underlying Return Cap:
	Upside Participation Rate ×	(Final Level – Initial Level) Initial Level
	•	If the Final Level is greater than or equal to 80% of the Initial Level but less than or equal to 145% of the Initial Level, the Underlying Return will equal the Fixed Payment Percentage.
	•	If the Final Level is less than 80% of the Initial Level, the Underlying Return will be calculated as follows:
(Final Level – Initial Level) Initial Level

If the Final Level is less than the Initial Level by more than 20%, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose your entire investment.
Initial Level:	31.08
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date†:	July 9, 2012
Maturity Date†:	July 12, 2012
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546ELA0

†    Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under "Description of the Securities—Market disruption events."

Investing in the securities involves a number of risks. See "Selected Risk Considerations" beginning on page 4 of this pricing supplement and "Risk Factors" beginning on page PS-2 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer

Per security	$1,000.00	$1.00	$999.00

Total	$8,727,000.00	$8,727.00	$8,718,273.00

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. In addition, the securities are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

Notes	$8,727,000.00	$486.97

Credit Suisse

July 7, 2009

Additional Terms Specific to the Securities

You should read this pricing supplement together with the underlying supplement dated March 25, 2009, the product supplement dated March 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

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  Underlying supplement dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003153/a2191818z424b2.htm

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  Product supplement No. AK-I dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003143/a2191796z424b2.htm

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  Prospectus supplement dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

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  Prospectus dated March 25, 2009:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for Each $1,000 Principal Amount

The table below illustrates the hypothetical Redemption Amounts at maturity for a $1,000 security for a hypothetical range of performance of the Underlying from +100% to -100%. The hypothetical Redemption Amounts set forth below assume an Initial Level of 32 and reflect the Upside Participation Rate of 150%, the Underlying Return Cap of 74.90% and the Fixed Payment Percentage of 45%. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Percentage Change in Underlying Level	Underlying Return	Redemption Amount
64.00	100.00%	74.90%	$1,749.00
60.80	90.00%	74.90%	$1,749.00
57.60	80.00%	74.90%	$1,749.00
54.40	70.00%	74.90%	$1,749.00
51.20	60.00%	74.90%	$1,749.00
48.00	50.00%	74.90%	$1,749.00
47.98	49.93%	74.90%	$1,749.00
47.20	47.50%	71.25%	$1,712.50
46.40	45.00%	45.00%	$1,450.00
44.80	40.00%	45.00%	$1,450.00
41.60	30.00%	45.00%	$1,450.00
38.40	20.00%	45.00%	$1,450.00
36.80	15.00%	45.00%	$1,450.00
35.20	10.00%	45.00%	$1,450.00
33.60	5.00%	45.00%	$1,450.00
32.00	0.00%	45.00%	$1,450.00
30.40	-5.00%	45.00%	$1,450.00
28.80	-10.00%	45.00%	$1,450.00
27.20	-15.00%	45.00%	$1,450.00
25.60	-20.00%	45.00%	$1,450.00
22.40	-30.00%	-30.00%	$700.00
19.20	-40.00%	-40.00%	$600.00
16.00	-50.00%	-50.00%	$500.00
12.80	-60.00%	-60.00%	$400.00
9.60	-70.00%	-70.00%	$300.00
6.40	-80.00%	-80.00%	$200.00
3.20	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Redemption Amounts set forth in the table above are calculated.

Example 1: The Final Level is 48, an increase of 50% from the Initial Level. The determination of the Redemption Amount when the Final Level is greater than 145% of the Initial Level is as follows:

  Underlying Return = 150% × [(48 - 32)/32] = 75%, subject to an Underlying
      Return Cap of 74.90%
  Underlying Return = 74.90%
  Redemption Amount = Principal × (1 + Underlying Return)
  Redemption Amount = $1,000 × 1.749
  Redemption Amount = $1,749

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,749 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the level of the Underlying, subject to the Underlying Return Cap.

Example 2: The Final Level is 47.20, an increase of 47.50% from the Initial Level. The determination of the Redemption Amount when the Final Level is greater than 145% of the Initial Level is as follows:

  Underlying Return = 150% × [(47.20 - 32)/32] = 71.25%
  Redemption Amount = Principal × (1 + Underlying Return)
  Redemption Amount = $1,000 × 1.7125
  Redemption Amount = $1,712.50

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $1,712.50 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the level of the Underlying.

Example 3: The Final Level is 35.20, an increase of 10% from the Initial Level. Because the Final Level is greater than or equal to 80% of the Initial Level but less than or equal to 145% of the Initial Level, the Underlying Return is equal to the Fixed Payment Percentage, and at maturity you would be entitled receive a Redemption Amount equal to the principal amount of your securities plus the Fixed Payment Percentage, or $1,450.00 per $1,000 principal amount of securities. In this example you would be entitled to receive a fixed return of 45% which is greater than the appreciation in the level of the Underlying.

Example 4: The Final Level is equal to the Initial Level. Because the Final Level is greater than or equal to 80% of the Initial Level but less than or equal to 145% of the Initial Level, the Underlying Return is equal to the Fixed Payment Percentage, and at maturity you would be entitled to receive a Redemption Amount equal to the principal amount of your securities plus the Fixed Payment Percentage, or $1,450.00 per $1,000 principal amount of securities. In this example you would be entitled to receive a fixed return of 45% even though the Final Level of the Underlying is equal to the Initial Level.

Example 5: The Final Level is 28.80, a decrease of 10% from the Initial Level. Because the Final Level is greater than or equal to 80% of the Initial Level but less than or equal to 145% of the Initial Level, the Underlying Return is equal to the Fixed Payment Percentage, and at maturity you would be entitled to receive a Redemption Amount equal to the principal amount of your securities plus the Fixed Payment Percentage, or $1,450.00 per $1,000 principal amount of securities. In this example you would be entitled to receive a fixed return of 45% even though the Underlying declined from its Initial Level by 10%.

Example 6: The Final Level is 16, a decrease of 50% from the Initial Level. The determination of the Redemption Amount when the Final Level is less than 80% of the Initial Level is as follows:

  Underlying Return = (16 - 32)/32 = -50%
  Redemption Amount = Principal × (1 + Underlying Return)
  Redemption Amount = $1,000 × 0.50
  Redemption Amount = $500

In this example, at maturity you would be entitled to receive a Redemption Amount equal to $500 per $1,000 principal amount of securities because the Final Level is less than 80% of the Initial Level, and you will participate in any decline in the level of the Underlying.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

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  YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your principal amount. You could lose your entire investment in the securities. If the Final Level is less than 80% of the Initial Level, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level. Any payment at maturity is subject to our ability to pay our obligations as they become due.

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  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the securities will be based on the performance of the Underlying, the payment of any amount due on the securities is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the securities prior to maturity.

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  CAPPED APPRECIATION POTENTIAL – If the Final Level is greater than 145% of the Initial Level, for each $1,000 principal amount of securities, you will be entitled to receive at maturity $1,000 multiplied by the sum of 1 plus the Underlying Return, subject to the Underlying Return Cap. The Underlying Return will not exceed the Underlying Return Cap of 74.90%, regardless of the appreciation in the Underlying, which may be significant. Accordingly, the maximum Redemption Amount of the securities at maturity is $1,749 per $1,000 principal amount of securities.

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  NON-U.S. SECURITIES MARKETS RISKS – The stocks comprising the Underlying are issued by foreign companies in foreign securities markets. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the securities.

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  CURRENCY EXCHANGE RISK – The securities, which are denominated in U.S. dollars, are subject to currency exchange risk through their exposure to the performance of the Underlying, which measures the performance of certain foreign stocks. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks comprising the Underlying, the level of the Underlying and the value of the securities.

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  EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY – The securities are subject to the political and economic risks of emerging market countries through exposure to the Underlying. The Underlying includes companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your securities.

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  THE PERFORMANCE OF THE UNDERLYING MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKING INDEX – The Underlying will generally invest in all of the equity securities included in MSCI Emerging Markets Index, the "Tracking Index" for the Underlying. There may, however, be instances where Barclays Global Fund Advisors ("BGFA"), the Underlying's investment adviser, may choose to overweight another stock in the Tracking Index, purchase securities not included in the Tracking Index that BGFA believes are appropriate to substitute for a security included in the Tracking Index or utilize various combinations of the other available investment techniques in seeking to accurately track the Tracking Index. In addition, the performance of the Underlying will reflect additional transaction costs and fees that are not included in the calculation of the Tracking Index. Finally, because the shares of the Underlying are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying. For all of the foregoing reasons, the performance of the Underlying may not correlate with the performance of the Tracking Index. For additional information about the variation between the performance of the Underlying and the performance of the Tracking Index, see the information set forth under "The Funds—The iShares® Funds—The iShares® MSCI Emerging Market Index Fund" in the accompanying underlying supplement.

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  TRANSITION OF THE UNDERLYING'S INVESTMENT ADVISOR – On June 16, 2009, the Board of Directors of Barclays PLC ("Barclays"), the parent company of BGFA, announced that it had accepted an offer from BlackRock, Inc. ("Blackrock") for the purchase of the Barclays Global Investors ("BGI") business (the "Transaction"). The Barclays Board has resolved to recommend the offer to shareholders for approval at a general meeting to be held in early August 2009. The Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the Transaction will cause the automatic termination of the Underlying's current investment advisory agreement with BGFA. In order for the management of the Underlying to continue uninterrupted, the Underlying's Board of Directors or Trustees (the "Board") will be asked to approve a new investment advisory agreement with BGFA. If approved by the Board, the new investment advisory agreement will be submitted to the shareholders of the Underlying for their approval. The failure to obtain such approvals could cause interruptions in the management of the Underlying which could have an adverse effect on the value of the Underlying and consequently on the value of your securities. For further information, please refer to "Description of the Securities—Adjustments to the calculation of a fund "in the accompanying product supplement.

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  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

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  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Underlying.

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  LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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  ANTI-DILUTION PROTECTION IS LIMITED – The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Underlying. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. See "Description of the Securities—Anti-dilution adjustments for funds" in the accompanying product supplement.

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  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the level of the Underlying on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

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    the expected volatility of the Underlying;

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    the time to maturity of the securities;

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    the dividend rate on the stocks comprising the Underlying;

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    interest and yield rates in the market generally;

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    the occurrence of certain events to the Underlying that may or may not require an adjustment to the Share Adjustment Factor;

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    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Underlying or stock markets generally and which may affect the level of the Underlying;

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    the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies of the stocks comprising the Underlying and any other currencies relevant to the value of the Underlying; and

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    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

    Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to "Use of Proceeds and Hedging" in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the closing prices of one share of the Underlying from January 1, 2004 through July 7, 2009. The closing price of one share of the Underlying on July 7, 2009 was 31.08. We obtained the closing prices below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The Underlying is reported by Bloomberg under the ticker symbol "EEM UP."

The historical prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on any trading day during the term of the securities, including on the Valuation Date. We cannot give you assurance that the performance of the Underlying will result in any return of your investment.

For further information on the iShares® MSCI Emerging Markets Index Fund, see "The Funds—The iShares® Funds—The iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement.

Historical Performance of the iShares® MSCI
Emerging Markets Index Fund

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

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  a financial institution,

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  a mutual fund,

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  a tax-exempt organization,

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  a grantor trust,

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  certain U.S. expatriates,

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  an insurance company,

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  a dealer or trader in securities or foreign currencies,

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  a person (including traders in securities) using a mark-to-market method of accounting,

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  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

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  an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, we intend to treat the securities, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Underlying that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute "contingent payment debt instruments" that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss.

It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked to market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term "U.S. Holder," for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under "Constructive Ownership Transaction Rules"), a U.S. Holder should recognize capital gain or loss upon the maturity of the securities (or upon the sale or other taxable disposition of the securities prior to their maturity) in an amount equal to the difference between the amount realized at such time and the tax basis in the securities (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Constructive Ownership Transaction Rules

Under Code section 1260, all or a portion of gain arising from certain "constructive ownership transactions" may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the securities. Code section 1260 also provides that the IRS is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey "substantially all the economic return" with respect to the applicable reference asset, which in the case of the securities would be all or a portion of the Underlying. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the securities should not be considered to convey substantially all the economic return with respect to the Underlying, in the absence of regulations, there can be no assurance that the securities would not be so considered or that Code section 1260 would not otherwise apply to the securities. You should consult with your tax advisors regarding the possible application of the constructive ownership transaction rules to the securities.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a "Non-U.S. Holder"), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) whether income and gain on such an instrument should be ordinary or capital, and (c) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the "Bill") that was referred to the House Ways and Means Committee of the previous Congress and would apply to "prepaid derivative contracts" acquired after the date of enactment of the Bill. No further action was taken on the Bill and it has not been reintroduced in the current Congress. The Bill, if reintroduced with the same language, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder's tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if reintroduced with the same language and enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to Credit Suisse Securities (USA) LLC ("CSSU").

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU proposes to offer the securities at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions which will not exceed $1.00 per $1,000 principal amount of securities. CSSU may allow the same discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

For further information, please refer to "Underwriting" in the accompanying product supplement.

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